# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klaviyo, Inc., CIK 0001835830
CUSIP: 49845K101
Title of class of securities: Series A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-118767
Filed by CIK 0001768019

## Reporting persons
- Accel Growth Fund V L.P. ("AGF5"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,055,195; shared voting power 0; sole dispositive power 1,055,195; shared dispositive power 0; aggregate amount beneficially owned 1,055,195 (1.2% of the class)
  Comment: Note to Row 5: 1,055,195 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5. Accel Growth Fund V Associates L.L.C. ("AGF5A"), the general partner of AGF5, may be deemed to have sole power to vote these shares. Ping Li ("PL"), a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1,055,195 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5. AGF5A, the general partner of AGF5, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 91,556,666 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 19, 2025 (the "Form 10-K"), plus (ii) 1,055,195 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5.
- Accel Growth Fund V Strategic Partners L.P. ("AGF5SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 44,808; shared voting power 0; sole dispositive power 44,808; shared dispositive power 0; aggregate amount beneficially owned 44,808 (0% of the class)
  Comment: Note to Row 5: 44,808 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 44,808 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 90,546,279 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in the Form 10-K, plus (ii) 44,808 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP.
- Accel Growth Fund V Associates L.L.C. ("AGF5A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,100,003; shared voting power 0; sole dispositive power 1,100,003; shared dispositive power 0; aggregate amount beneficially owned 1,100,003 (1.2% of the class)
  Comment: Note to Row 5: 1,100,003 shares issuable upon conversion of Series B Common Stock, of which 1,055,195 are directly owned by AGF5, and 44,808 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1,100,003 shares issuable upon conversion of Series B Common Stock, of which 1,055,195 are directly owned by AGF5, and 44,808 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 91,601,474 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in the Form 10-K, plus (ii) 1,055,195 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5, plus (iii) 44,808 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP.
- Accel Growth Fund V Investors (2019) L.L.C. ("AGFI19"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 54,855; shared voting power 0; sole dispositive power 54,855; shared dispositive power 0; aggregate amount beneficially owned 54,855 (0.1% of the class)
  Comment: Note to Row 5: 54,855 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by AGFI19. PL, a director of the issuer and a managing member of AGF19, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 54,855 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by AGFI19. PL, a director of the issuer and a managing member of AGF19, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 90,556,326 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in the Form 10-K, plus (ii) 54,855 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGFI19.
- Accel Leaders Fund II L.P. ("ALF2"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,163,506; shared voting power 0; sole dispositive power 3,163,506; shared dispositive power 0; aggregate amount beneficially owned 3,163,506 (3.4% of the class)
  Comment: Note to Row 5: 3,163,506 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. ("ALF2A"), the general partner of ALF2, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,163,506 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2. ALF2A, the general partner of ALF2, may be deemed to have shared power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 93,664,977 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in the Form 10-K, plus (ii) 3,163,506 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2.
- Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 134,772; shared voting power 0; sole dispositive power 134,772; shared dispositive power 0; aggregate amount beneficially owned 134,772 (0.1% of the class)
  Comment: Note to Row 5: 134,772 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 134,772 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have shared power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 90,636,243 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in the Form 10-K, plus (ii) 134,772 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP.
- Accel Leaders Fund II Associates L.L.C. ("ALF2A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,298,278; shared voting power 0; sole dispositive power 3,298,278; shared dispositive power 0; aggregate amount beneficially owned 3,298,278 (3.6% of the class)
  Comment: Note to Row 5: 3,298,278 shares issuable upon conversion of Series B Common Stock, of which 3,163,506 are directly owned by ALF2 and 134,772 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,298,278 shares issuable upon conversion of Series B Common Stock, of which 3,163,506 are directly owned by ALF2 and 134,772 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 93,799,749 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in the Form 10-K, plus (ii) 3,163,506 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2, plus (iii) 134,772 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP.
- Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 166,299; shared voting power 0; sole dispositive power 166,299; shared dispositive power 0; aggregate amount beneficially owned 166,299 (0.2% of the class)
  Comment: Note to Row 5: 166,299 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by ALFI19. PL, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 166,299 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by ALFI19. PL, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 90,667,770 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in the Form 10-K, plus (ii) 166,299 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALFI19.
- Ping Li ("PL"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 38,928; shared voting power 4,619,435; sole dispositive power 38,928; shared dispositive power 4,619,435; aggregate amount beneficially owned 4,658,363 (4.9% of the class)
  Comment: Note to Row 6: 4,619,435 shares issuable upon conversion of Series B Common Stock, of which 1,055,195 are directly owned by AGF5, 44,808 are directly owned by AGF5SP, 54,855 are directly owned by AGFI19, 3,163,506 are directly owned by ALF2, 134,772 are directly owned by ALF2SP, and 166,299 are directly owned by ALFI19. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote the shares held by each of AGF5 and AGF5SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote the shares held by each of ALF2 and ALF2SP. PL, a director of the issuer and a managing member of AGF5A, AGFI19, ALF2A and ALFI19, may be deemed to have shared power to vote the shares held by each of AGF5, AGF5SP, AGFI19, ALF2, ALF2SP and ALFI19.
  
  Note to Row 8: 4,619,435 shares issuable upon conversion of Series B Common Stock, of which 1,055,195 are directly owned by AGF5, 44,808 are directly owned by AGF5SP, 54,855 are directly owned by AGFI19, 3,163,506 are directly owned by ALF2, 134,772 are directly owned by ALF2SP, and 166,299 are directly owned by ALFI19. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to dispose of the shares held by each of AGF5 and AGF5SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of the shares held by each of ALF2 and ALF2SP. PL, a director of the issuer and a managing member of AGF5A, AGFI19, ALF2A and ALFI19, may be deemed to have shared power to dispose of the shares held by each of AGF5, AGF5SP, AGFI19, ALF2, ALF2SP, and ALFI19.
  
  Note to Row 11: Based on 95,120,906 shares of Series A Common stock, calculated as follows, (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, as reported by the issuer in the Form 10-K, plus (ii) 1,055,195 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5, plus (iii) 44,808 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP, plus (iv) 54,855 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGFI19, plus (v) 3,163,506 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2, plus (vi) 134,772 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP, plus (vii) 166,299 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALFI19.

## Item 1. Issuer
Name of issuer: Klaviyo, Inc.
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor Boston, MA, 02110

## Item 2. Person Filing
Name of person filing:
This joint Schedule 13G is being filed by Accel Growth Fund V L.P. ("AGF5"), Accel Growth Fund V Strategic Partners L.P. ("AGF5SP"), Accel Growth Fund V Associates L.L.C. ("AGF5A"), Accel Growth Fund V Investors (2019) L.L.C. ("AGFI19"), Accel Leaders Fund II L.P. ("ALF2"), Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"), Accel Leaders Fund II Associates L.L.C. ("ALF2A"), Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19") and Ping Li ("PL"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by AGF5 and AGF5SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF2 and ALF2SP. PL, a director of the issuer and managing member of AGF5A, AGFI19, ALF2A, and ALFI19, may be deemed to have shared power to vote and shared power to dispose of the shares held by each of AGF5, AGF5SP, AGFI19, ALF2, ALF2SP, and ALFI19.
Address of principal business office or, if none, residence:
Accel

500 University Avenue

Palo Alto, CA 94301
Citizenship: AGF5, AGF5SP, ALF2, and ALF2SP are Delaware limited partnerships. AGF5A, AGFI19, ALF2A, and ALFI19 are Delaware limited liability companies. PL is a United States Citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of AGF5, AG5SP, ALF2, and ALF2SP, and the limited liability company agreements of AGF5A, AGFI19, ALF2A, and ALFI19, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- Accel Growth Fund V L.P. ("AGF5"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Growth Fund V Strategic Partners L.P. ("AGF5SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Growth Fund V Associates L.L.C. ("AGF5A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Growth Fund V Investors (2019) L.L.C. ("AGFI19"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund II L.P. ("ALF2"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund II Associates L.L.C. ("ALF2A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
- Ping Li ("PL"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (05/13/2025)
Comment: Signed pursuant to a Power of Attorney included herein as an exhibit to this Schedule 13G.